

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Ken McBride
Chief Executive Officer
Stamps.com Inc.
12959 Coral Tree Place
Los Angeles, CA 90066

> **Re:** **Stamps.com Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 28, 2010**
> **File No. 0-26427**

Dear Mr. McBride:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. Although the Commission staff and the company have discussed previously the status of the company as an "investment company" (IC) within the meaning of the Investment Company Act of 1940 (ICA), the company's asset composition continues to suggest that the company is an IC required to register as such with the Commission. To the extent that the company is relying on an exception to or

exemption from the IC registration requirements, this is not made clear in the company's public disclosures. As such, please explain why the company is not an "investment company" required to register with the Commission under the ICA.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 23

2. Please expand this section, and your disclosure on page 28, to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your 2009 PC postage revenues increased 1% compared to 2008 but your 2009 PhotoStamps revenue dropped 29% compared to 2008. Discuss whether you expect these trends to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Financial Statements, page F-2

Note 2. Summary of Significant Accounting Policies, page F-6
Promotional Expenses, page F-9

3. Please tell us the basis in GAAP for your policy of recording promotional expenses using estimated redemption rates based on historical data rather than based on the full value of the coupons with an adjustment to expense after a period of time if the coupons are not redeemed. Also explain to us the material revision to estimated promotional expenses that was recorded during the second quarter of fiscal 2008.

Note 9. Income Taxes, page F-17

4. Please tell us in detail all positive and negative evidence that was considered in determining that a $91.3 million valuation allowance was required as of December 31, 2009. Please provide any applicable schedules which support the need for such valuation allowance, e.g. schedules showing estimated future

taxable income by period, planned future reversals of existing taxable temporary differences, expiration of NOL carryforwards, etc. Please also tell us the discrete events or changes in circumstances which took place in the first quarter of fiscal 2008 and in the second quarter of fiscal 2010 which prompted the release of portions of the valuation allowance in these specific periods. Additionally, in future filings please disclose with a reasonable amount of specificity the reasons for any revisions to the valuation allowance during the periods presented in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A). Finally, please consider whether income tax accounting involves critical accounting estimates that should be discussed under Critical Accounting Policies in MD&A.

5. In future filings, please revise the effective rate reconciliation to show separately the impact of the utilization of net operating losses and the impact of unrecognized tax benefits. Please also ensure that the estimated amount and nature of any other significant reconciling items are separately disclosed. Refer to FASB ASC 740-10-50-12. Show us how the revised reconciliation would look for fiscal years 2009, 2008 and 2007.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 15

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Director Compensation, page 6

7. We note that you benchmarked your directors' compensation against 18 comparable companies. Please revise to identify the 18 comparable companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Non-Equity Incentive Plan Compensation, page 17

8. We note you have provided the tabular information regarding how the resulting bonus pool is arrived at, however, you have not disclosed the financial targets or levels that were utilized to arrived this amount. Please revise. Please also describe in greater detail how you calculated the amount of compensation for each executive officer. In this regard, disclose the individual performance and contributions that caused you to arrive at the amounts awarded. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Summary Compensation Table, page 21

9. We note in footnote 1 your reference to discretionary bonuses given in 2008 and 2007 but no discussion of discretionary bonuses in your compensation discussion and analysis. It appears that your compensation committee may consider such bonuses for your executives. If so, please disclose how the committee decides to issue discretionary bonuses and why they determined not to grant any in 2009. Please also explain why the Compensation Committee determined not to grant any equity incentives during 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director